Exhibit 99.1

Opera (NASDAQ:OPRA) announces its Opera News service surpassed 150 million users

Opera News is a high growth application that has quickly become the most popular news app across Africa and is among the global leaders within its field.

-	Opera News is available both as an in-browser service and as a standalone app
-	The standalone Opera News app has increased its user base by more than 50 percent vs. the fourth quarter average of 2018, now exceeding 30 million MAUs

OSLO, Norway, March 25, 2019 -- Opera Limited (OPRA) (“Opera”), one of the world’s leading browser providers and an influential player in the field of integrated AI-driven digital content discovery and recommendation platforms, today announced that Opera News, its AI-driven news service, has reached 150 million monthly active users in the last thirty days (MAUs).

Opera News is available both within Opera browsers and as a standalone application. The Opera News app has been exponentially growing in popularity, and has exceeded 30 million MAUs. This represents an increase of more than 50% versus the fourth quarter 2018. In particular, the Opera News app has seen strong growth in African markets, Indonesia and India.

The Opera News service is now almost twice as large as Apple News

“This milestone is just the beginning for us. It shows the momentum Opera News and its standalone app have in several key emerging markets in Africa and Southeast Asia,” said Song Lin, Opera’s COO. “We believe there is a tremendous amount of upside still to come with more than a billion internet users across these focus markets for Opera News.”

With 150 million MAUs, Opera News is the largest and most influential digital content discovery and recommendation platform in many emerging markets. According to results from AppAnnie, the Opera News app is the most downloaded news app in Nigeria, Kenya, Ghana, South Africa and Tanzania. This contrasts to the 85 million MAUs currently reported to be using Apple News.

Opera News was launched in January 2017 as an integrated feature within Opera’s mobile browsers. The standalone Opera News app was launched in January 2018 and became the first news app developed with a focus on Africa. Opera News is based on an AI platform which uses insights from Opera’s massive user base and relies on technologies including natural language processing, computer vision, and image understanding to process content, as well as machine learning technology to recommend personalized content to each individual user.

About Opera

Founded in 1995 in Norway, Opera delivers browsers and AI-driven digital content discovery solutions to more than 320 million people worldwide. The company remains one of the most innovative browser creators in the world. Opera is listed on Nasdaq under the OPRA ticker symbol.